Law Offices of
Dieterich & Mazarei
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Los Angeles, California 90064
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December 9, 2008

Evan S. Jacobson
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Micro Imaging Technology, Inc. Preliminary Proxy Statement on Schedule 14C Filed October 17, 2008 File No. 000-16416

Dear Mr. Jacobson:

     Please accept this letter as Micro Imaging Technology, Inc.’s response to your letter, dated December 8, 2008.

     With regard to your comment, the Company has filed an amended Preliminary Proxy Statement on Schedule 14A (PRER 14A). That filing contained the following information:

“PURPOSE AND EFFECT OF THE PROPOSED AMENDMENT

     The Board of Directors believes that it is in the Company's best interest to increase the number of authorized shares of Common Stock in order to provide the Company with adequate flexibility in the future. The Company is contemplating the advisability of acquiring other companies or rights to properties or strategic alliances with third parties (each a "Strategic Transaction"). In connection with these contemplated acquisitions, the Company may wish to use shares of Common Stock to raise sufficient funding for, or as all or part of the consideration required to effect any Strategic Transaction. The Board believes that the proposed increase in its number of authorized shares of Common Stock desirable to maintain the Company's flexibility in its ability to raise additional capital and in choosing the form of consideration to be used to fund a potential Strategic Transaction. The Board of Directors will make the determination for future issuance of authorized shares of Common Stock, and such determinations will not require further action by the shareholders, unless required by law, regulation or stock market rule. While the Company, from time to time, considers potential Strategic Transactions that may require the issuance of shares of Common Stock, as of the date of this Proxy Statement, the Company has not entered into any agreements or arrangements that will or could result in any such Strategic Transaction. Furthermore, the Company does not presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions or financings.”

If you have any questions or require any further information, please feel free to contact this office at any time.

Sincerely,
DIETERICH & MAZAREI

/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Micro Imaging Technology, Inc.